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                                                                    Exhibit 20.1
                             BancFirst Corporation
                         101 NORTH BROADWAY, SUITE 200
                         OKLAHOMA CITY, OKLAHOMA 73102

                                 PRESS RELEASE

For Immediate Release: Thursday, November 18, 1999
For further information call Joe T. Shockley, Chief Financial Officer (405) 270-1003 or David Rainbolt, Chief Executive Officer at (405) 270-1010

           BANCFIRST CORPORATION ANNOUNCES STOCK REPURCHASE PROGRAM

Oklahoma City, OK - BancFirst Corporation (NASDAQ NMS: BANF) today announced the adoption of a program to repurchase up to 300,000 shares of its common stock. The timing, price and amount of the stock repurchases will be determined by management of the Company and will be approved by its Executive Committee. The program will remain in effect until all 300,000 shares authorized have been purchased, which may be over as much as a two to three year period. The stock repurchases may be paid from existing funds, dividends from the Company's subsidiaries, or from borrowings.

At September 30, 1999, the Company had $2.2 billion in total assets and $165 million in stockholders' equity. There were 8,166,203 shares of its common stock outstanding.

BancFirst, the Company's subsidiary bank, is Oklahoma's largest state-chartered bank with 74 banking locations serving 37 communities across Oklahoma.